Exhibit 99.2

Metropolitan Venture Partners II, L.P.
590 Madison Avenue, 34th Floor
New York, New York 10022

March 11, 2011

VIA FACSIMILE AND FEDERAL EXPRESS

Direct Insite Corp.
13450 West Sunrise Blvd.
Suite 510
Sunrise, Florida 33323
Attention:  Corporate Secretary

Re:	Annual Meeting of Stockholders

Ladies and Gentlemen:

Direct Insite Corp. has not held an annual meeting of its stockholders since December 21, 2006.  Metropolitan Venture Partners II, L.P., which owns approximately 20% of the Company’s outstanding shares, hereby demands that the Company hold an Annual Meeting no later than May 31, 2011.

As stipulated by law and the Company’s charter documents, since the terms of all directors have now expired, each of the three classes of directors are required to be elected at the next Annual Meeting. This is consistent with Company precedent as demonstrated at the 2006 Annual Meeting when elections were held to elect directors in each of Class I, Class II and Class III.

In addition to the director to which it is entitled under its contractual arrangements with the Company, Metropolitan Venture Partners II, L.P. is considering whether to nominate directors for election at the Annual Meeting.

We request that you respond to this demand no later than March 31, 2011 either directly or by public announcement of the date of the Annual Meeting and the directors to be elected at the meeting.

Metropolitan Venture Partners II, L.P. reserves all of its rights.

Very truly yours,

METROPOLITAN VENTURE PARTNERS II, L.P.

/s/ Michael Levin
Name:  Michael Levin
Title:  Managing Director

cc:   Members of the Board of Directors of Direct Insite Corp.:
James A Cannavino, Chairman
M. Bernard Puckett
Dennis J. Murray
Charles S. Mechem Jr.